SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
Amendment No. 3
to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
___________________
Doral Financial Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
___________________

7.00% Noncumulative Monthly Income Preferred Stock, Series A
8.35% Noncumulative Monthly Income Preferred Stock, Series B
7.25% Noncumulative Monthly Income Preferred Stock, Series C
4.75% Perpetual Cumulative Convertible Preferred Stock
(Title of Class of Securities)	25811P209 25811P308 25811P407 25811P704, 25811P506 (CUSIP Number of Class of Securities)
___________________
Robert E. Wahlman
Chief Financial and Investment Officer
Doral Financial Corporation
1451 F.D. Roosevelt Avenue
San Juan, Puerto Rico, 00920-2717
(787) 474-6700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
___________________
With copies to:
D. Rhett Brandon
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
212-455-2000
___________________
CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)

$117,615,544	$8,386
*	Estimated solely for the purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) of newly issued shares of common stock (the “Common Stock”) of Doral Financial Corporation (“Doral” or the “Company”) for shares of Doral’s (i) 4.75% Perpetual Cumulative Convertible Preferred Stock (“convertible preferred stock”), (ii) 7.00% Noncumulative Monthly Income Preferred Stock, Series A (“Series A preferred stock”), (iii) 8.35% Noncumulative Monthly Income Preferred Stock, Series B (“Series B preferred stock”), and (iv) 7.25% Noncumulative Monthly Income Preferred Stock, Series C (“Series C preferred stock”, and together with the Series A preferred stock and the Series B preferred stock, the “noncumulative preferred stock”). The convertible preferred stock and the noncumulative preferred stock are collectively referred to as the “preferred stock”. This transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by adding the sum of (i) the product of (A) $17.00, the average of the bid and asked price per share of the Series A Preferred Stock in the over-the-counter (OTC) market on February 5, 2010, times (B) 1,266,827 shares of Series A Preferred Stock, (ii) the product of (A) $9.42, the average of the bid and asked price per share of the Series B Preferred Stock in the OTC market on February 5, 2010, times (B) 1,782,661 shares of Series B Preferred Stock, (iii) the product of (A) $8.75, the average of the bid and asked price per share of the Series C Preferred Stock in the OTC market on February 9, 2010, times (B) 3,579,202 shares of Series C Preferred Stock and (iv) the product of (A) $55.00, the average of the bid and asked price per share of the convertible preferred stock in the OTC market on October 5, 2009 and (B) 872,160 shares of Convertible Preferred Stock. The number of shares of each series of preferred stock represents the maximum number of shares of such series of preferred stock that are subject to the Exchange Offer.

**	The amount of the filing fee was computed in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,185	Filing Party:	Doral Financial Corporation
Form or Registration No.:	Form S-4	Date Filed:	December 22, 2009
	File No. 333-163917
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT
     This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 18, 2010, as previously amended, relating to an exchange offer (the “Exchange Offer”) by Doral Financial Corporation, a corporation organized under the laws of the Commonwealth of Puerto Rico (“Doral” or the “Company”) to exchange newly issued shares of Doral’s common stock, par value $0.01 per share, for its outstanding shares of (i) 4.75% Perpetual Cumulative Convertible Preferred Stock (“convertible preferred stock”), (ii) 7.00% Noncumulative Monthly Income Preferred Stock, Series A, (iii) 8.35% Noncumulative Monthly Income Preferred Stock, Series B, and (iv) 7.25% Noncumulative Monthly Income Preferred Stock, Series C, on the terms and subject to the conditions set forth in this document and in the Prospectus (incorporated by reference herein as Exhibit (a)(1)(A)) (the “Prospectus”) and the letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(B)) (the “Letter of Transmittal”).
     The Exchange Offer commenced on February 11, 2010 and expired at 11:59 p.m., New York City time on March 19, 2010 (the “Expiration Date”). The Exchange Offer was made upon the terms and subject to the conditions described in the Prospectus and accompanying Letter of Transmittal. Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO or in the Prospectus. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Prospectus.
     This Amendment No. 3 to Schedule TO is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4 promulgated under the Exchange Act.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. Accordingly, you should read this Amendment No. 3 to Schedule TO together with the Schedule TO as previously amended.
Item 4. Terms of the Transaction.
Item 4(a) of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:
     (a) Material Terms.
     The information set forth in the Prospectus in the sections entitled “Questions and answers about the exchange offer,” “Summary—Background to the exchange offer,” “—Summary of terms of the exchange offer,” “The exchange offer,” “Comparison of rights between the preferred stock and our common stock,” “Description of capital stock,” “Description of the preferred stock,” “Certain United States federal income tax considerations” and “Certain Puerto Rico tax considerations” is incorporated herein by reference.
     The Exchange Offer expired on the Expiration Date. Based on a final count by Mackenzie Partners, Inc., the exchange agent for the Exchange Offer, 58,634 shares of the Convertible Preferred Stock, 316,661 shares of the Series A Preferred Stock, 450,967 shares of the Series B Preferred Stock and 863,197 shares of the Series C Preferred Stock were validly tendered and not withdrawn. The Company has accepted all such shares of preferred stock for exchange, and the settlement and exchange of shares of the Company’s common stock for such validly tendered and accepted shares of preferred stock will be made promptly. Following settlement of the Exchange Offer, approximately 813,526 shares of the Convertible Preferred Stock, 950,166 shares of the Series A Preferred Stock, 1,331,694 shares of the Series B Preferred Stock and 2,716,005 shares of the Series C Preferred Stock will remain outstanding. The information contained in Exhibit (a)(5)(D) is incorporated herein by reference.
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended to add exhibit (a)(5)(D):

(a)(5)(D)	Press release, dated March 23, 2010, announcing the expiration of the Exchange Offer.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 23, 2010

DORAL FINANCIAL CORPORATION
By:	/s/ ROBERT E. WAHLMAN
Robert E. Wahlman
Executive Vice President and Chief Financial and Investment Officer

EXHIBIT INDEX

(a)(1)(A)	Prospectus, dated March 15, 2010 (incorporated by Reference the Prospectus filed on March 17, 2010 pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

(a)(1)(B)	Letter of Transmittal, dated March 12, 2010 (incorporated by reference to Exhibit 99.1 of Amendment No. 3 to the Registration Statement on Form S-4 filed on March 12, 2010).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of Amendment No. 3 to the Registration Statement on Form S-4 filed on March 12, 2010).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.3 of Amendment No. 3 to the Registration Statement on Form S-4 filed on March 12, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)(A)	Press Release, dated February 11, 2010, announcing the Exchange Offer.*

(a)(5)(B)	Press Release, dated March 11, 2010, announcing the extension of the Exchange Offer.*

(a)(5)(C)	Press Release, dated March 12, 2010, announcing the filing of an amendment to the Registration Statement relating to the Exchange Offer.*

(a)(5)(D)	Press release, dated March 23, 2010, announcing the expiration of the Exchange Offer.

(b)	Not applicable

(d)	Not applicable.

(g)	Not applicable.

(h)(1)(A)	Opinion of Simpson Thacher & Bartlett LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed on December 22, 2009).

(h)(1)(B)	Opinion of O’Neill & Borges (incorporated by reference to Exhibit 8.2 to the Registration Statement on Form S-4 filed on December 22, 2009).

*	Previously filed.

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